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                             GUSRAE, KAPLAN & BRUNO
                                120 Wall Street
                            New York, New York 10005
                                 (212) 269-1400



                                                                March 13, 1997

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: H. Christopher Owings
           Assistant Director

        Re: Nordic Equity Partners Corp.
            Form 8-A Filing No.: 0-21977
            File No. 333-12841

Dear Mr. Owings:

        On behalf of Nordic Equity Partners Corp. (the "Registrant"), this letter shall serve as the Registrant's formal request to withdraw the Form 8-A filed with the Securities and Exchange Commission on or about January 14, 1997 in connection with the registration of the Common Stock and Redeemable Common Stock Purchase Warrants of the Registrant.

        Please telephone either Lawrence G. Nusbaum, Esq., or Nancy E. Vabre, Esq. at (212) 269-1400 if you have any questions or comments regarding the foregoing, or if we may otherwise be of assistance to you.

                                        Very truly yours,



                                        /s/ GUSRAE, KAPLAN & BRUNO
                                        -----------------------------------
                                            GUSRAE, KAPLAN & BRUNO

GKB/td

cc:   Mr. H. Christopher Owings (Via Fax: (202) 942-9648)
      Rebecca Bohland, Esq. (Via Fax: (202) 942-9648)
      Ms. Kim Calder (Via Fax: (202) 942-9648)